

Bill Butler · 3rd

Business Executive | Strategic | Product Innovator | Speaker | Credit Industry Expert

Orange County, California, United States · 500+ connections ·
Contact info

 **Informative Research**

 **SBGE at Seattle Pacific University**

Experience

 **Informative Research**
2 yrs 11 mos

 **SVP, New Product & Innovation**
Feb 2020 – Present · 1 yr 3 mos
Irvine, California, United States

 **SVP, Operations & Product for IR Data Solutions (Start-Up)**
Jun 2018 – Jan 2020 · 1 yr 8 mos
Orange County, California Area

 **SVP, Operations & Product**
Data Solutions by Informative Research
Jun 2018 – Jan 2020 · 1 yr 8 mos
Irvine, California, United States

Experian



10 yrs 10 mos

Director of Product Management
Dec 2015 – May 2018 · 2 yrs 6 mos
Costa Mesa, CA

Led the acquisitions business, prospecting business, and digital credit marketing initiatives for North America. Drove double digit revenue growth year over year.



Sr. Product Marketing Manager
Oct 2011 – Dec 2015 · 4 yrs 3 mos

North American product owner for consumer credit, collections, and recovery solutions.

Show 2 more roles ⌄



District Manager
ADP
Sep 2006 – Jun 2007 · 10 mos

Consulted small business owners on payroll, insurance, and time and attendance solutions.



Account Executive
Seattle Marine and Fishing Supply Company
Jan 2000 – Aug 2006 · 6 yrs 8 mos

Promoted to Sales after completing an executive rotation program reporting to the President. Managed sales territory of commercial and retail accounts in Washington, Oregon, and Alaska. Doubled sales within first two years.

Education



SBGE at Seattle Pacific University
Bachelor's Degree, Business Management

SBGE at Seattle Pacific University
Master of Business Administration (M.B.A.), Business Management

South Eugene High School

Licenses & certifications



SAFC - II Advanced FCRA Certification
National Consumer Reporting Association
Issued Jul 2018 · No Expiration Date



High Impact Presentations
Dale Carnegie Training
Issued Mar 2018 · No Expiration Date



High Impact Presentations
Dale Carnegie Training
Issued Feb 2017 · No Expiration Date

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Volunteer experience



Fundraising Volunteer
Cystic Fibrosis Foundation
May 2007 – Present · 14 yrs
Health

Annual fundraising activities and a team walk to support a cure for Cystic Fibrosis.



Board Member, Missions Management Team
Cornerstone Church
Aug 2013 – Jul 2016 · 3 yrs



Pack Committee Chairperson
Boy Scouts of America
Sep 2013 – Dec 2015 · 2 yrs 4 mos
Children

Skills & endorsements

Product Management · 39


Endorsed by **Lloyd L., who is highly skilled at this**


Endorsed by **24 of Bill's colleagues at Experian**

Business Development · 30

 Endorsed by **David Kregness and 1 other who is highly skilled at this**

 Endorsed by **18 of Bill's colleagues at Experian**

Management · 26

 Endorsed by **16 of Bill's colleagues at Experian**

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Recommendations

Received (3)   Given (0)



Michael Turner
President & CEO at Policy and Economic Research Council

February 3, 2017, Michael worked with Bill but at different companies

I worked with Bill on a public policy initiative that involved coordinating with multiple departments across Experian, including government relations, external communications, data and analytics, and legal. Bill was results oriented and was consistently able to drive projects forward on sched... **See more**



W Kenneth Pilcher
Global Alliances Business Development Leader, Dun & Bradstreet

August 23, 2014, Bill worked with W Kenneth in the same group

Bill had strong aptitude to see market trends, spot customer needs and develop strategies to position product and service capabilities. Bill is smart, resourceful and oriented towards taking action.

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Accomplishments

7 Courses

Breakthrough Business Writing, Mainpoint Communication • Communicate to Influence, Decker Communications • High Impact Presentations, Dale Carnegie • Leading SAFe (Scaled Agile Framework) • Made to Stick Messaging, Decker Communications • Power of Your Presence Workshop, Marie Moran & Co • Tableau Training, InterWorks, Inc.

1 **Honor & Award**

Speaker

Interests

Receivables Management Association I
1,352 followers

Banking & FinTech Connect
119,590 members

Product Management
140,938 members

Long Beach – Seal Beach Connections
1,454 members

SBGE at Seattle Pacific University
2,807 followers

Mortgage Banker Network
21,361 members

See all